SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                 _______________

                                  SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 10)

                                 _______________

                               CBI INDUSTRIES, INC.
                            (NAME OF SUBJECT COMPANY)

                               CBI INDUSTRIES, INC.
                       (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $2.50 PER SHARE
                 (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                          (TITLE OF CLASS OF SECURITIES)
                                 _______________

                                   124800 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 _______________

                             CHARLES O. ZIEMER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               CBI INDUSTRIES, INC.
                               800 JORIE BOULEVARD
                         OAK BROOK, ILLINOIS  60521-2268
                                  (708) 572-7000
             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON(S) FILING STATEMENT)
                                 _______________

                                 WITH A COPY TO:

                             RICHARD D. KATCHER, ESQ.
                          WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                          NEW YORK, NEW YORK  10019-6150
                                  (212) 403-1000

                   This Amendment No. 10 amends and supplements the Solicitation/Recomendation Statement on Schedule 14D-9 ini-tially filed with the Securities and Exchange Commission (the "Commission") on November 16, 1995 (as subsequently amended, the "Schedule 14D-9"), by CBI Industries, Inc., a Delaware cor-poration (the "Company" or "CBI"), relating to the tender offer made by PX Acquisition Corp. ("P Sub"), a Delaware corporation and a wholly owned subsidiary of Praxair, Inc., a Delaware cor-poration ("Praxair"), to purchase all outstanding shares of Common Stock, including the associated Rights issued pursuant to the Amendment and Restatement dated as of August 8, 1989 of a Rights Agreement dated as of March 4, 1986, between the Com-pany and First Chicago Trust Company of New York, as Rights Agent, at a price of $33.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Supplement dated December 28, 1995 to the Offer to Purchase dated November 3, 1995 and the related Letter of Transmittal (which together constitute the "Amended Praxair Offer"), as disclosed in a Tender Offer Statement on Schedule 14D-1 ini-tially filed by P Sub and Praxair with the Commission on Novem-ber 3, 1995, and as subsequently amended. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


         ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

                   The Company and First Chicago Trust Company of New York entered into an Amendment, dated as of December 22, 1995, to the Amendment and Restatement of the Rights Agreement dated as of August 9, 1989, as amended, (the "Rights Plan Amendment") which Rights Plan Amendment is attached hereto as Exhibit 42 and is incorporated herein by reference.

         ITEM 9.   MATERIAL TO BE FILED ON EXHIBITS

                   Item 9 is hereby amended and supplemented by adding thereto the following:


         Exhibit 42 Amendment, dated as of December 22, 1995, to Amendment and Restatement of the Rights Agree-ment, dated as of August 9, 1989, as amended, between the Company and First Chicago Trust Com-pany of New York.





                                    SIGNATURE


                   After reasonable inquiry and to the best of its know-ledge and belief, the undersigned certifies that the informa-tion set forth in this statement is true, complete and correct.


                                       CBI INDUSTRIES, INC.



         Dated:  January 3, 1996       By:  /s/ John E. Jones
                                            John E. Jones
                                            Chairman, President and
                                              Chief Executive Officer





                                  EXHIBIT INDEX



         Exhibit 42 Amendment, dated as of December 22, 1995, to the Amendment and Restatement of the Rights Agree-ment, dated as of August 9, 1989, as amended, between the Company and First Chicago Trust Com-pany of New York.